The Tower at Peabody Place
100 Peabody Place, Suite 900
Memphis, TN 38103-3672
(901) 543-5900
Sehrish Siddiqui
phone:    (901) 543-5979
fax:         (877) 521-2816
e-mail:    ssiddiqui@bassberry.com
July 20, 2010
Ms. Karen J. Garnett
Assistant Director
U.S. Securities & Exchange Commission
Washington, D.C. 20549

RE:	Green Realty Trust, Inc. Amendment No. 5 to Registration Statement on Form S-11 Filed June 9, 2010 File No.: 333-147514
Dear Ms. Garnett:
     This letter sets forth the responses of our client, Green Realty Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated July 7, 2010 regarding Pre-effective Amendment No. 4 to the Issuer’s registration statement on Form S-11 and the prospectus it contains. The Issuer has filed today an amended registration statement (“Amendment No. 5”) via EDGAR. For your convenience, we have set forth below each of your comments followed by the relevant response.
Prospectus Cover Page
1. Comment:
     Please revise to include the number of shares that you are offering.
     Response: In response to the Staff’s comment, the Issuer has revised the cover page of Amendment No. 5 to include the number of shares that it is offering.
Green Building Overview
Growth of the Green Building Industry (page 43)
Federal, Regional and International Adoption of LEED (page 44)
Costs of Green Buildings (page 45)
2. Comment: Please revise the narrative disclosure and the tables under these sub-headings to provide data as of a more recent date. Please provide us with copies of the relevant portions of the reports or studies that support your disclosure.
     Response: In response to the Staff’s comment, the Issuer has revised the narrative disclosure and tables under the above referenced subheadings to provide data of a more recent date. Additionally, we will provide supplementally copies of the relevant portions of the reports and studies that support this revised disclosure.

July 20, 2010

Pending Affiliate Litigation (page 73)
3. Comment: Refer to the first paragraph under this heading. We note the statement that Mr. Hannah believes the Amended Complaint and the allegations made thereunder are without merit. This statement is a legal conclusion that Mr. Hannah does not appear to be qualified to make. Please remove this statement or revise to attribute this statement to counsel, naming counsel. Remove or revise similar statements throughout the discussion of legal proceedings.
     Response: In response to the Staff’s comment, the Issuer has revised the above referenced statements and other similar statements made in the Section entitled “Pending Affiliate Litigation.”
4. Comment: Please expand the description of the ILENE 1500 and ELAINE 1500 complaint to disclose more specifically the alleged violations of the Illinois Securities Laws of 1953.
     Response: In response to the Staff’s comment, the Issuer has expanded its description of the ILENE 1500 and ELAINE 1500 complaint to disclose more specifically the alleged violations of the Illinois Securities Laws of 1953.
Compensation Table
Operational Stage ( page 75)
5. Comment: We note that you have included estimated amounts for acquisition fees and acquisition expenses assuming leverage of 50%. We also note disclosure on page 55, which states that your charter permits you to maintain leverage of approximately 75%. Please revise your estimates of acquisition fees and expenses to reflect 75% leverage.
     Response: In response to the Staff’s comment, the Issuer has revised the estimated amounts of acquisition fees and expenses to reflect 75% leverage, the maximum leverage permitted in its charter and the 50% leverage it hopes to receive in current market conditions. The Issuer believes that such information provides potential investors with an accurate and comprehensive disclosure regarding acquisition fees and expenses.
Liquidity Stage (page 77)
6. Comment: We refer to the discussion of Special Units to Insight Management, LLC and note the final sentence that Insight Management will not be entitled to receive quarterly distributions that you intend to make to stockholders. Elsewhere in the prospectus you state that you intend to make monthly distributions to stockholders. Please revise to reconcile these two statements.
     Response: The Issuer has revised the above referenced statement to clarify that Insight Management, LLC will not be entitled to receive monthly distributions that the Issuer intends to make to its stockholders. This revision reconciles the statement the Issuer makes elsewhere in the prospectus regarding its intention to make monthly distributions.

July 20, 2010

Special Units (page 79)
7. Comment: We refer to our comment 13 from our letter dated December 18, 2007. Please add disclosure here stating that holders of special units will not be entitled to receive regular distribution payments made to your stockholders.
     Response: In response to the Staff’s comment, the Issuer has added the requested disclosure in the above referenced section.
Prior Performance Summary (page 86)
8. Comment: Please update through December 31, 2009.
     Response: The Issuer has updated the above referenced section through December 31, 2009.
Adverse Business Developments (page 89)
9. Comment: Please update this section to discuss recent developments. For example, we note that during 2008 certain properties were placed under receivership. In addition, you reference “19 properties listed above” whereas on page 88 you disclose that 28 properties have been acquired between December 31, 2002 and December 31, 2009. Please clarify.
     Response: In response to the Staff’s comment, the Issuer has revised the above referenced section to include the requested disclosure. The Issuer has also made clear that TSG Real Estate, LLC has 19 programs that run 25 properties.
Signatures (page II-5)
10. Comment: We note that your independent directors have not served continuously since the date that they executed the power of attorney. Please amend your registration statement to include the signatures of at least of a majority of your board of directors. You may also provide a newly executed power of attorney.
     Response: In response to the Staff’s comment, the Issuer has included as part of Amendment No. 5, executed Power of Attorneys for each of its directors.
Exhibit 8.1
11. Comment: Please provide a revised tax opinion that reflects the number of shares registered rather than the dollar amounts.
     Response: In response to the Staff’s comment, the Issuer has filed with Amendment No. 5 a revised tax opinion that reflects the number of shares registered rather than the dollar amounts.
     Please feel free to contact us at 901-543-5979 or at ssiddiqui@bassberry.com for any questions or comments. We look forward to hearing from you.

Sincerely,
/s/ Sehrish Siddiqui

Sehrish Siddiqui

SS:jp